SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

QLT Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

746927102
(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

June 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746927102	SCHEDULE 13D	Page 2 of 7

(1) Names of reporting persons NB Public Equity K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 7,447,626
(9) Sole dispositive power: 0
(10) Shared dispositive power: 7,447,626
(11) Aggregate amount beneficially owned by each reporting person: 7,447,626
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 15.2%
(14) Type of reporting person (see instructions): PN

CUSIP No. 746927102	SCHEDULE 13D	Page 3 of 7

(1) Names of reporting persons NB Public Equity Komplementar ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 7,447,626
(9) Sole dispositive power: 0
(10) Shared dispositive power: 7,447,626
(11) Aggregate amount beneficially owned by each reporting person: 7,447,626
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 15.2%
(14) Type of reporting person (see instructions): PN

CUSIP No. 746927102	SCHEDULE 13D	Page 4 of 7

(1) Names of reporting persons Cora Madsen
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 7,447,626
(9) Sole dispositive power: 0
(10) Shared dispositive power: 7,447,626
(11) Aggregate amount beneficially owned by each reporting person: 7,447,626
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 15.2%
(14) Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13D	Page 5 of 7

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 7,447,626
(9) Sole dispositive power: 0
(10) Shared dispositive power: 7,447,626
(11) Aggregate amount beneficially owned by each reporting person: 7,447,626
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 15.2%
(14) Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13D	Page 6 of 7

This Amendment No. 1 amends and supplements, as set forth below, the information contained in Items 4 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission by NB Public Equity K/S, NB Public Equity Komplementar ApS, Cora Madsen and Florian Schönharting (the “Reporting Persons”) on May 22, 2012 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 1 are used with the meanings ascribed to them in the Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 4. Purpose of Transaction.

Item 4 is supplemented by adding the following to the existing disclosure:

On June 5, 2012, NB Public Equity Komplementar ApS announced in a press release the election of six new directors to QLT Inc.’s Board of Directors, including the following new directors nominated by NB Public Equity K/S: Jason M. Aryeh, Geoffrey F. Cox, John Kozarich, Jeffrey Meckler, Stephen L. Sabba and John C. Thomas, Jr.  A copy of the press release is attached hereto as Exhibit 99.1.

Following the election of the directors described above, the Reporting Persons have no further plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 7. Material to be Filed as Exhibits.

99.1	Press Release dated June 5, 2012.

CUSIP No. 746927102	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 5, 2012

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

	By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Managing Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Managing Director

/s/ Cora Madsen *
Cora Madsen

/s/ Florian Schönharting*
Florian Schönharting

*By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact